Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57529-0004-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

January 16, 2007

Delivered, via EDGAR and via facsimile (to (202) 772-9218)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549-7010
Mail Stop 7010

Attention:       Mr. Tim Buchmiller, Counsel

Dear Mr. Buchmiller:

Re:

MIV Therapeutics, Inc. (the "Company")
File No. 333-135797
Amendment No. 1 to Registration Statement on Form SB-2 dated December 18, 2006
Follow-up Acceleration Request for Registration Statement on Form SB-2

          We are counsel for the above-referenced Company, we are writing in furtherance of most recent letter with enclosure of January 13, 2007 in this matter, and we are now pleased to again acknowledge receipt, on behalf of the Company, of the Securities and Exchange Commission's (the "SEC"'s) previous telephone message (the "SEC Message") in this matter and pursuant to which the reviewing staff (the "Staff") of the SEC has therein indicated that the Staff will not be reviewing the Company's previously filed (on December 19, 2006) Amendment No. 1 to its registration statement on Form SB-2 (the "Registration Statement") in this instance.

          In light of the SEC Message, therefore, and as previously communicated today, we now take this opportunity to enclose, on behalf of the Company, the Company's amended and written acceleration request to the SEC, now dated as at January 16, 2007, to the effect that its within Registration Statement be permitted to become effective at by 2:30 p.m., Washington, D.C. time, today, Tuesday, January 16, 2007, or as soon hereafter or thereafter as is practicable. In this regard we confirm that the Company's acceleration request acknowledges that:

"(a)     we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in our registration statement;

(b)     should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

(c)     the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(d)     the Company may not assert Staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States."

          On behalf of the Company we trust that each of the foregoing and the previously filed Registration Statement and supporting materials are now clear and satisfactory in this regard, however, should the SEC have any further questions or comments respecting any of the same, or should the SEC require any further information or documentation respecting the Company in this instance, please do not hesitate to immediately contact the writer at any time.

          We sincerely thank and appreciate the SEC's prompt attention to and ongoing cooperation in this matter, and we now welcome our receipt from the SEC of either any final questions or comments which the SEC may have in this matter, or the SEC's verbal confirmation of its receipt and acceptance of the Company's within acceleration request, all at the SEC's earliest convenience hereafter. In the interim we remain,

          Yours very truly,

          Thomas J. Deutsch
          for Lang Michener llp

TJD

Enclosure
ec & cc:       The Company (w/copy of Enclosure)